United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

GoodRx Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

38246G108

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38246G108	Schedule 13G	Page 1 of 5

1	Names of Reporting Persons Idea Men, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 60,092,515
	6	Shared Voting Power 0
	7	Sole Dispositive Power 60,092,515
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 60,092,515
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 57.2%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 38246G108	Schedule 13G	Page 2 of 5

ITEM 1. (a)	Name of Issuer:

GoodRx Holdings, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

233 Wilshire Blvd., Suite 990, Santa Monica, CA 90401.

ITEM 2. (a)	Name of Person Filing:

This statement is filed on behalf of Idea Men, LLC (the “Reporting Person”).

(b)	Address or Principal Business Office:

The principal business address of the Reporting Person is 2644 30th St., Ste. 101, Santa Monica, CA 90405.

(c)	Citizenship:

The Reporting Person is organized under the laws of the state of Delaware.

(d)	Title of Class of Securities:

Class A common stock, par value $0.0001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

38246G108

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

The ownership information presented below represents beneficial ownership of the shares of Class A Common Stock as of the date hereof, based upon 45,000,062 shares of Class A Common Stock outstanding as of December 17, 2020. The ownership information assumes the conversion of the Class B common stock, par value $0.0001 per share (“Class B Common Stock”) of the Issuer held by the Reporting Person into shares of Class A Common Stock of the Issuer on a one-to-one basis.

CUSIP No. 38246G108	Schedule 13G	Page 3 of 5

(a)	Amount beneficially owned:

The Reporting Person is the beneficial owner of 60,092,515 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock. Scott Marlette, Douglas Hirsch and Trevor Bezdek are the managing members of the Reporting Person. Each of the foregoing individuals disclaims beneficial ownership of the securities held by the Reporting Person.

(b)	Percent of class: 57.2%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 60,092,515

(ii)  Shared power to vote or direct the vote: 0

(iii)  Sole power to dispose or to direct the disposition of: 60,092,515

(iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

The Reporting Person and certain affiliates of Francisco Partners, Spectrum Equity and Silver Lake (collectively, the “Stockholders”) are parties to a Stockholders Agreement (the “Stockholders Agreement”), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholders Agreement and the obligations and rights thereunder, the Reporting Person acknowledges and agrees that it is acting as a “group” with the other Stockholders within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Person expressly disclaims beneficial ownership over any shares of Class A Common Stock that it may be deemed to beneficially own solely by reason of the Stockholders Agreement. Certain entities affiliated with the other Stockholders are separately making Schedule 13G filings reporting their beneficial ownership of shares of Class A Common Stock.

CUSIP No. 38246G108	Schedule 13G	Page 4 of 5

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 38246G108	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 12, 2021

Idea Men, LLC

By:	/s/ Trevor Bezdek
Name:	Trevor Bezdek
Title:	Manager